FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of March 2004

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: March 26th, 2004

Information furnished on this form:
- Report filed with the Tokyo Stock Exchange concerning the merger of NEC's wholly-owned subsidiary

March 26, 2004

Announcement of the merger of NEC's wholly-owned subsidiary

NEC Corporation ("NEC") today announced that at the meeting of its board of directors held on March 26, 2004, it was resolved that NEC merges with its consolidated subsidiary, NEF Corporation ("NEF"), effective as of June 1, 2004.

1. Purpose of the merger

NEF is an NEC's wholly-owned subsidiary whose business is to hold securities of its subsidiary.
NEC decided to merge with NEF in order to make the management of such securities efficiently.

2. Outline of the merger

(1) Schedule of the merger (tentative date)

Board approval (both NEC and NEF)	March 26, 2004
Signing of the merger agreement (both NEC and NEF)	March 26, 2004
Extraordinary general meeting of shareholders for the approval of the merger agreement

NEC will perform the merger with NEF without approval of a shareholders meeting, pursuant to the provisions of Paragraph 1 of Article 413-3 of Commercial Code of Japan.
NEF plans to hold a general meeting of shareholders for the approval of the merger agreement on April 13, 2004.

Effective date of the merger	June 1, 2004
Date of commercial registration	June 1, 2004

(2) Method of the merger

NEC, as a surviving company, will merge with NEF which is then to be dissolved. The merger will be taken place by means of Kanni-Gappei or a short form merger pursuant to the provisions of Paragraph 1 of Article 413-3 of Commercial Code of Japan.

(3) Merger ratio

Since NEC holds all issued shares of NEF, the issuance of new shares, increase in capital or cash payment will not be made by NEC upon the merger.

3. Outline of NEC and NEF as of September 30, 2003 and December 31, 2003, respectively
(1) Company name	NEC Corporation (Surviving company)	NEF (Dissolving company upon merger)
(2) Business areas	IT Solutions and Network Solutions business	Equity holdings
(3) Date of incorporation	July 17, 1899	June 2, 1975
(4) Head office	7-1, Shiba 5-chome, Minato-ku, Tokyo	7-1, Shiba 5-chome, Minato-ku, Tokyo
(5) Representative	Akinobu Kanasugi, President and Representative Director	Takao Kaneko, President and Representative Director
(6) Stated capital	337,820 million yen (as of February 29, 2004)	40 million yen
(7) Outstanding shares	1,929,268,717 shares (as of February 29, 2004)	800,000 shares
(8) Shareholders' equity	708,365 million yen	310 million yen
(9) Total assets	2,593,196 million yen	1,020 million yen
(10) End of fiscal year	March 31	December 31
(11) Number of employees	24,370	None
(12) Major customers	NTT Group, government and other public agencies, etc.	None
(13) Major shareholders and shareholding ratios

The Chase Manhattan Bank N.A. London : 8.11%
Japan Trustee Services Bank, Ltd. (Trust Account) : 4.87%
The Master Trust Bank of Japan, Ltd. (Trust Account) : 4.83%
State Street Bank & Trust Company : 3.43%
Nippon Life Insurance Company : 2.55%

NEC Corporation: 100%
(14) Main bank	Sumitomo Mitsui Banking Corporation, The Sumitomo Trust and Banking Company Limited	Sumitomo Mitsui Banking Corporation
(15) Relationship between two companies	Capital	NEC holds all issued shares of NEF.
	Personal relationship	Four NEC's employees concurrently hold posts as the directors and a corporate auditor of NEF.
	Commercial transaction	None

   (16) The financial results of NEC and NEF as of September 30, 2003 and December 31, 2003, respectively (in millions of yen except per share figures)
	NEC Corporation (Surviving company)	NEF Corporation (Dissolving company upon merger)
End of fiscal year	March 31, 2003	December 31, 2003
Net sales / Operating revenue	2,781,436	304
Operating income	24,890	304
Ordinary income	6,119	303
Net income (loss)	(14,917)	164
Net income (loss) per share (yen)	(9.01)	205.74
Dividend per share (yen)	-	298.00
Shareholders' equity per share (yen)	406.26	388.54

4. Effect by the merger

NEC will not change the company name, the business areas, the address of head office, the representative directors, the capital or the date of end of fiscal year. No impact of the merger on NEC's financial results is expected.